July 2010

Pricing Sheet dated July 22, 2010 relating to Amendment No. 1 to Preliminary Terms No. 453 dated July 19, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Buffered PLUS based on the S&P GSCITM Brent Crude Index–Excess Return due January 27, 2012
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JULY 22, 2010
Issuer:	Morgan Stanley
Maturity date:	January 27, 2012
Underlying commodity index:	S&P GSCITM Brent Crude Index - Excess Return
Aggregate principal amount:	$1,839,000
Payment at maturity:
At maturity, you will receive an amount per Buffered PLUS equal to:
•  If the final index value is greater than the initial index value:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
•  If the final index value is less than or equal to the initial index value but greater than or equal to 90% of the initial index value, meaning the underlying commodity index has declined in value by an amount less than or equal to the buffer amount of 10%:
$1,000
•  If the final index value is less than 90% of the initial index value, meaning the underlying commodity index has declined in value by an amount greater than the buffer amount of 10%:
($1,000 x index performance factor) + $100
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment due at maturity on the Buffered PLUS be less than $100 or more than $1,205 to $1,275 per Buffered PLUS.

Leveraged upside payment:	$1,000 x leverage factor x index percent increase
Leverage factor:	200%
Minimum payment at maturity:	$100 per Buffered PLUS (10% of the stated principal amount)
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value/initial index value
Initial index value:	559.1488, which is the index value on the pricing date
Final index value:	The index value on the valuation date
Valuation date:	January 24, 2012, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:	10%
Maximum payment at maturity:	$1,240 per Buffered PLUS (124% of the stated principal amount)
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date:	July 22, 2010
Original issue date:	July 27, 2010 (3 business days after the pricing date)
CUSIP:	617482MV3
ISIN:	US617482MV31
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$1,000	$20	$980
Total	$1,839,000	$36,780	$1,802,220
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each $1,000 stated principal amount of Buffered PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for Commodity PLUS.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Buffered PLUS.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Amendment No. 1 to Preliminary Terms No. 453 dated July 19, 2010
Prospectus Supplement for Commodity PLUS dated August 20, 2009
Prospectus dated December 23, 2008
The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.